SEC File No. 82-4504

ROLY INTERNATIONAL HOLDINGS LTD.

(incorporated in Bermuda with limited liability)

3 September 2002

BY AIRMAIL

Securities and Exchange Commission
Office of International Corporate Fina
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

02049928

SUPPL

02 SEP 10 AM 10:01

Dear Sirs

Roly International Holdings Ltd.
- NEWS RELEASE - Roly International's Subsidiary Linmark Group Named Constituent Stock of Hong Kong's Hang Seng Composite Index

Please be advised that the attached announcement regarding the above matter was submitted to the Singapore Exchange Securities Trading Limited on 2 September 2002 respectively.

Should you have any queries, please do not hesitate to contact the undersigned at Tel: (852) 3112 3091 or Fax: (852) 3110 1228.

Yours faithfully
For and on behalf of
Roly International Holdings Ltd.

Brenda Cheung
Company Secretary

dlw 9/11

Encl.

PROCESSED
SEP 20 2002
THOMSON
FINANCIAL

ROLY INTERNATIONAL HOLDINGS LTD

NEWS RELEASE - Roly International's Subsidiary Linmark Group Named Constituent Stock of Hong Kong's Hang Seng Composite Index

SINGAPORE, 2 September 2002 – Singapore Exchange-listed global supply chain management group, **Roly International Holdings Ltd.** ("Roly"), said today its Hong Kong-listed subsidiary Linmark Group Limited ("Linmark") has been named a constituent stock of the Hang Seng Composite Index with effect from today.

Following the HSI Advisory Committee meeting in August, HSI Services Limited declared the results of its regular review on the Hang Seng Composite Index Series. Linmark, classified in the Services Category, was to be listed as a constituent stock in the Hang Seng HK SmallCap Index under the Hang Seng Composite Index.

"We are delighted that the Group has become one of the constituent stocks of the Hang Seng Composite Index. This not only demonstrates the effort we have been making in growing our business and the remarkable performance achieved, it will also strengthen investor confidence in the Group," said Linmark Chairman Mr Wang Lu Yen.

"In the future, we will adhere to our successful business strategies to strive for better results and breakthroughs," said Mr Wang, who is also Chairman of Roly.

About Roly International

Listed on the Main Board of the Singapore Exchange Securities Trading Limited, the Roly Group provides a total range of value-added supply chain management services, including design, procurement, marketing and distribution of garments and accessories, and buying agency services through the Linmark Group. In addition, the Group distributes home decor and craft-related products as well as licensed products, such as children's apparel, footwear, fashion accessories, electronic tools and toys. For the financial year ended 30 April 2002, it reported an operating profit after tax attributable to shareholders of US$4.7 million, a 368.8% increase compared to US$1.0 million a year earlier.

About Linmark Group

The Linmark Group, listed on the Main Board of The Stock Exchange of Hong Kong Limited on 10 May 2002, is a fast-growing one-stop global sourcing and supply chain management solutions provider. With presence in 25 cities in 17 countries and territories, the Linmark Group offers comprehensive and efficient sourcing solutions to its customers, the majority of whom are leading retail chain operators, well-known brands, wholesalers, mail order houses and departments stores in North America and Europe. Examples include Hudson's Bay, Brylane, Federated Department Stores, Jockey, J.C. Penney, Mothercare, Calvin Klein® Jeans, Calvin Klein® Kids, Chaps by Ralph Lauren®, Speedo®, etc. Linmark recorded a net profit of US$8.3 million for the financial year ended 30 April 2002, exceeding by approximately 4.0% the US$8.0 million forecast for the net profit it had made just prior to its listing.

~ **ENDS** ~

Issued on behalf of Roly International Holdings Ltd. by:

WeR1 Consultants Pte Ltd
29 Scotts Road
Singapore 228224
Tel: 65-6737-4844 Fax: 65-6737-4944
Contact: Ms Janet Lee (janetlee@wer1.net)

Submitted by CHEUNG Hoi Yin, Brenda, Company Secretary on 02/09/2002 to the SGX